UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14f


                    Under the Securities Exchange Act of 1934


                         Commission File Number: 0-31945



                         CELEBRITY SPORTS NETWORK, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


  Colorado                                                84-1521645
  --------                                                ----------
(Jurisdiction of Incorporation)               (IRS Employer Identification No.)



1869 W. Littleton Boulevard                                    80120
----------------------------                                   -----
(Address of principal executive offices)                    (Zip Code)



Registrant's telephone number, including area code:       (303) 703-9831












                                 August 23, 2001

                         CELEBRITY SPORTS NETWORK, INC.

                                  Schedule 14f

                              Information Statement


INTRODUCTION

     This Information Statement is being furnished by Celebrity Sports Network, Inc. (the "Company" or "CSN ") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors. This change may result from a proposed acquisition of common stock of the shareholders of CSN and the acquisition by the Company of Powder River Basin Gas Corp. ("PRBG"), a privately held Delaware corporation ("Acquisition").

     The Company has entered into a non-binding agreement to acquire PRBG subject to completion of mutual due diligence examinations and execution of a definitive Plan and Agreement of Reorganization ("Agreement"). To accomplish the Acquisition, the Company would agree to issue to the shareholders of PRBG an aggregate of 225,000 shares of its Common Stock (the "Acquisition Shares"). It is contemplated that simultaneously with closing of the Agreement, the shareholders of CSN will sell a majority of their common stock to individuals or entities affiliated with PRBG in a private transaction (the "Private Sale"). The Private Sale will involve 1,920,000 shares of the Company. Upon completion of the Private Sale (the "Effective Date"), the Company's current director (the "Outgoing Director") will resign and be replaced by new directors designated by PRBG (the "Incoming Directors").

     Following the Effective Date, anticipated to occur no later than September 5, 2001, three Incoming Directors shall be appointed by PRBG to replace the Outgoing Director of the Company. The change in directors is intended to be effective at the closing of the Private Sale, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's common stock.

ABOUT PRBG

     All information contained in this Statement and relating to PRBG has been provided to the Company by that entity. This information has been provided to the Company in the course of negotiations for the transactions described herein.

     Powder River Basin Gas Corp. is a private Delaware corporation that was incorporated on June 13, 2001. PRBG is engaged in the business of assembling and managing a portfolio of undeveloped acreage in the Powder River basin coal bed methane (CBM) play in Sheridan County, Wyoming. This acreage is located in a proven geological setting and near operators such as Western Gas Resources, Barrett Resources, Phillips Petroleum, J.M. Huber and others. The company currently has leasehold interests in 319.73 gross /255.78 net acres, permitted for 12 wells with multiple zones. Two wells have been drilled on this lease and ten additional wells have been spudded. PRBG also has a fifty percent participation in an additional 1,406.33 net acres, 800 of which acres have been permitted for 33 wells. No drilling has commenced on these additional properties. PRBG has a right of first refusal to acquire a one hundred percent working interest in these additional properties pursuant to the terms of an agreement with its joint venture partners. PRBG is currently in discussions for additional property acquisitions in close proximity to the above stated property.

VOTING SECURITIES

     There are currently 1,940,000 shares of the Company's Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Acquisition Shares, there will be 2,165,000 shares of the Company's Common Stock outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of the date of this Statement by (i) each of the Incoming Directors; (ii) each named executive officer of the Company (as that term is defined in Item 402 (a)(3) of Regulation S-B; (iii) each person who is the beneficial owner of more than five percent of the Company's Common Stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

Name and address of                  Amount and nature            Percent
Beneficial owners                 of Beneficial Ownership        of Class
--------------------------------------------------------------------------------

R. David Preston                         1,690,000                87.11%
1869 W. Littleton Blvd.
Littleton, Colorado 80120

All Officers and Directors
as a Group (1 person)                    1,690,000                 87.11%

CHANGES IN CONTROL

     In connection with the Agreement and the Private Sale, the Company will issue an aggregate of 225,000 shares of Common Stock to the shareholders of PRBG. At or before that transaction, shareholders of PRBG and/or their affiliates will acquire a majority of the Company's outstanding common stock. At the same time, the current director and officer shall resign his positions with the Company. At the Effective Date, and following delivery and filing of this amended Schedule 14f, the three Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

     As described above, in connection with the Agreement and the Private Sale, Mr. Preston will resign as an executive officer and director of the Company as of the Effective Date. The following information relates to the Incoming Directors and officers who will become directors and officers upon the Effective Date and filing and delivery of this Schedule 14f:

 Incoming Directors/Officers:           Age:                  Position:
 -------------------------------------------------------------------------------

 Gregory C. Smith                       47            President, Chief Executive
                                                      Officer and Director

 Alan L. Edgar                          54            Secretary/Treasurer and
                                                      Director

 John Magee                             45            Director

     Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

     No family relationships exist between any of the incoming officers and directors of the Company.

BUSINESS EXPERIENCE OF CURRENT DIRECTORS

     R. DAVID PRESTON. Mr. Preston is currently the president and sole shareholder of Preston & Associates, Inc., a privately owned, Denver based real estate appraisal firm, a position he has occupied since 1992. Preston & Associates is active in the residential real estate market along the front range of Colorado. Mr. Preston is also the Managing Member and holds a 50% membership interest in RDP Asset Management, LLC, a Colorado limited liability company formed in November of 1999 to manage portfolios of assets.

     Mr. Preston was the President and CEO of Cash Flow Marketing, Inc., a Colorado corporation, from July 1997 to December 1998, until its merger with Mediquik Services, Inc. Prior to his association with those entities, Mr. Preston served as the head of the appraisal department for Colorado National Bank (now US Bank), a position he occupied from 1985 to 1993. Prior to that, Mr. Preston played in the National Football League where he spent all but one year with the Denver Broncos. He retired as the fourth leading rusher in Bronco history as a running back.

     In addition to these positions, Mr. Preston has been active as an investor in numerous business ventures, including restaurants, real estate development and oil and gas. Mr. Preston graduated with a bachelor of science, business administration in business management from Bowling Green University in 1977.

Business Experience of Incoming Directors

     GREGORY C. SMITH, age 47, has been involved in the workout and structured finance business for almost 18 years. From 1996 to 1998, Mr. Smith was an independent merchant banker in the real estate industry, where he primarily acted as an investor and developer. Since 1998, he has served as President of Renaissance Companies, Inc., a privately held firm specializing in providing debt and structured finance advisory services to real estate opportunity funds, institutional investors and developers. Previous experience includes work in the commercial real estate field as both a principle and advisor and the financing and ownership of oil and gas properties in Texas and Okalahoma. Currently, Mr. Smith also serves as a Special Consultant to Fossil Bay Resources, a junior oil and gas company listed on the CDNX. Mr. Smith holds a Bachelor of Science in Business from The University of Nevada.

     ALAN L. EDGAR, age 54, has been involved in energy related investment/merchant banking and equity analysis for almost 30 years. Since 1998, Mr. Edgar has served as President of Cochise Capital, a privately held investment bank specializing in independent exploration and production related mergers and acquisitions advisory and financing. Previous public company mergers and acquisitions, investment/merchant banking and energy financing positions include serving as Managing Director and Co-Head of the Energy Group of Donaldson, Lufkin & Jenrette Securities, Inc., (Credit Suisse First Boston Corporation) from 1990 to 1997; as Managing Director of the Energy Group of Prudential- Bache Capital Funding from 1987 to 1990 and as Corporate and Research Director of Schneider, Bernet & Hickman, Inc. (Thompson, McKinnon) from 1972 through 1986. Mr. Edgar has an MBA from Southern Methodist University and a Bachelor of Economics from Monash University, Melbourne, Australia.

     THOMAS JOHN MAGEE, age 45, has been a consulting geologist since May of 1996. He graduated from Queens University in Kingston, Ontario with a Bachelor of Science degree in 1988. From May 1996 through September of 2000 Mr. Magee also served as President of Winderra Resource Group. He currently serves on the Board of Directors of Boulder Mining Corporation, a public company trading on the CDNX and Chesbar Exploration Inc., a public company trading on the Toronto Stock Exchange.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     No family relationships exist among the officers or directors of the Company or of the Incoming Directors.

Initial Capitalization

     As of October 15, 1999, the Company completed its initial capitalization by issuing an aggregate of 1,700,000 shares of Common Stock for aggregate consideration of $1,700, consisting of services rendered to the Company. Of that amount, 1,640,000 shares were issued to Mr. Preston, 50,000 shares to Scott Thornock and 10,000 shares to Robbin Minkel for a price of $.001 per share. Both Mr Thornock and Ms. Minkel were formerly directors of the Company. Messrs. Preston and Thornock and Ms. Minkel were the sole members of the Board of Directors approving that transaction on behalf of the Company. Ms. Minkel resigned from the Company as an officer and director effective October 23, 2000 and returned 9,000 shares of Common Stock to the Company for cancellation. Mr. Thornock resigned effective April 18, 2001, and sold his shares to Mr. Preston.

     Also effective October 15, 1999, the Company borrowed an aggregate of $10,500 from two of its then-shareholders, Messrs. Preston and Thornock. These loans were represented by promissory notes bearing interest at the rate of 10% per annum and were paid in full on September 15, 2000. During the nine months ended December 31, 2000, Mr. Preston loaned the Company an additional $14,500 bearing interest at the rate of 10% per annum. These additional loans were also repaid in full on September 15, 2000.

Miscellaneous

     During the period from inception to December 31, 1999, the Company occupied office space and received administrative services pursuant to an informal arrangement with its president, David Preston. The Company occupied space in an office located in Mr. Preston's residence on a month-to-month basis and received secretarial and administrative services from an entity with which Mr. Preston is affiliated. Such services were provided to the Company for no charge, but the Company expensed $500 per month on its financial statements, based upon the estimated fair market value of the services received by the Company. Effective January 1, 2000, the Company relocated its office pursuant to a lease with an unaffiliated party.

     Effective January 6, 2000, the Company executed a Consulting Agreement with Paragon Real Estate and Development, LLC, a Colorado limited liability company. This agreement provided the Company with management consulting services in exchange for the payment of $5,000. Scott Thornock, formerly an officer and director of the Company, is also the sole owner and manager of Paragon. The services provided under the Consulting Agreement have been completed and payment has been made in full.

     Management of the Company is of the opinion that the foregoing transactions were no less favorable than could have been obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended December 31, 2000, the Board had no formal meetings but took action four times by unanimous consent. The Company does not have any disagreements with any of the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     David Preston serves the Company pursuant to a one-year employment contract effective July 15, 2000. Mr. Preston is compensated at the rate of $24,000 per annum and is entitled to participate in employee benefit plans maintained by the Company, including insurance, stock option and profit sharing plans. The employment contract is renewable from year-to-year unless terminated by either the employee or the Company upon not less than 90 days advance written notice. No stock options were issued to Mr. Preston during 2000, and he held none at the year-end.

     Directors are not compensated in their capacities as such, although each is entitled to be reimbursed for travel and other expenses incurred in connection with attendance at meetings. All of the officers, directors and employees are entitled to participate in the Stock Option Plan maintained by the Company.



                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELEBRITY SPORTS NETWORK, INC.


                                   By: /s/  R. David Preston
                                       -----------------------------------------
                                            R. David Preston, President





Dated: August 23, 2001